UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
29 November 2013

PEARSON TO SELL THE MERGERMARKET GROUP TO BC PARTNERS

Pearson Plc ("Pearson") is today announcing that it has agreed the sale of The Mergermarket Group ("Mergermarket", "the Company") to funds advised by BC Partners for an enterprise value of £382 million, payable in cash.

Mergermarket is a leading provider of global corporate financial news, intelligence and analysis to advisory firms, investments banks, law firms, hedge funds, private equity firms and corporations operating in 65 countries. The Company was founded in 1999 and acquired by Pearson in 2006 for £101m plus a subsequent earn-out.

Mergermarket has grown substantially under Pearson's ownership, reporting revenues of £100 million, operating income of £25 million and profit before tax of £23 million in the 12 months to 31 December 2012, and continues to grow strongly. Over the same period, Mergermarket contributed 2.5 pence to Pearson adjusted earnings per share. At 30 June 2013, Mergermarket had gross assets of £129m.

The transaction is expected to close by the end of the first quarter of 2014.

Pearson intends to redeploy the proceeds from the sale in its global education business. It sees significant opportunity in the growing demand for school, college, professional and English language learning and is focusing on products and businesses with a clear impact on learning outcomes and strong positions in digital education and emerging markets.

John Fallon, Pearson's chief executive, said:

"Mergermarket is a world class financial information business, with a highly professional and talented team, and we wish them every future success. The company has flourished under Pearson's ownership but it is not part of Pearson's strategy in global education. The transaction provides us with additional financial capacity to accelerate our push into digital learning, educational services and emerging markets".

Nikos Stathopoulos, Managing Partner at BC Partners, said:

"Mergermarket is a high quality company and a global market leader with an attractive business model, strong growth, and loyal customers. We are pleased to partner with CEO Hamilton Matthews and the whole of the Mergermarket team to continue to invest in the growth of the business through product development and geographical expansion to deliver value and innovation to customers".

J. P. Morgan Cazenove acted as financial adviser to Pearson on this transaction.

ENDS

For more information:
Pearson
Simon Mays-Smith/ Charles Goldsmith +44 (0)20 7010 2310

BC Partners
Andrew Honnor/ Matthieu Roussellier +44 (0)20 7952 2000
Green Brook Communications

Notes for editors:

About Pearson
Pearson is the world's leading learning company, providing educational materials and services, and business information through the Financial Times Group. Pearson serves learners of all ages around the globe, employing more than 40,000 people in over 70 countries. For more information, visit www.pearson.com

About BC Partners
BC Partners is a leading private equity firm with advised funds of €12.6 billion ($17.1 billion). Established in 1986, BC Partners has played an active role in developing the European buy-out market for 27 years. BC Partners executives operate as an integrated team through the firm's offices in Europe and North America, acquiring and developing businesses to create value in partnership with management. Since inception, BC Partners has completed 83 investments in companies with a total enterprise value of €87 billion ($118 billion) and is currently investing its ninth fund, which was raised in 2011 with total commitments of €6.7 billion ($9.1 billion).

PEARSON plc

Date: 29 November 2013

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary